UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   HODGE, Ronald C.
   145 Pleasant Hill Road
   Scarborough, ME  04074
   USA
2. Issuer Name and Ticker or Trading Symbol
   Hannaford Bros. Co.
   HRD
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/1/2000
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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Common Stock                 |3/5/99|A   |230               |A  |46.4375    |8,852.087(1)       |D     |                           |
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Common Stock                 |      |    |                  |   |           |5,944.252(2)       |I     |by 401(k)                  |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
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Options (Rights to Buy) |51.0625 |5/19/|A   |3,604      |A  |5/19/|5/19/|Common Stock|3,604  |       |3,604       |D  |            |
                        |        |99   |    |           |   |00   |09   |            |       |       |            |   |            |
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Options (Rights to Buy) |51.0625 |5/19/|A   |3,604      |A  |5/19/|5/19/|Common Stock|3,604  |       |3,604       |D  |            |
                        |        |99   |    |           |   |01   |09   |            |       |       |            |   |            |
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Options (Rights to Buy) |51.0625 |5/19/|A   |3,603      |A  |5/19/|5/19/|Common Stock|3,603  |       |3,603       |D  |            |
                        |        |99   |    |           |   |02   |09   |            |       |       |            |   |            |
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Explanation of Responses:
(1) Includes 387 shares acuired through the Employee Stock Purchase Plan on 2/1/99 at $31.45 per share and v99.1571 shares acuired through dividend reinvestment between 3/25/99 and 12/23/99 at prices ranging from $47.10 to $70.38..
(2) Includes 490.992 shares acquired through the Hannaford Savings & Investment (401k) Plan between 1/2/99 and 1/1/2000 at prices ranging from $43.625 to $73.375.
SIGNATURE OF REPORTING PERSON
/s/ Ronald C. Hodge
DATE
2/14/2000